One Astoria Federal Plaza Lake Success, NY 11042-1085 (516) 327-3000

February 8, 2012

BY EDGAR

Mr. Michael R. Clampitt

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Astoria Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 4, 2011
File No. 001-11967

Dear Mr. Clampitt:

We wish to inform you that on February 6, 2012 we received via email your letter dated December 23, 2011 (the “Letter”) concerning the Securities and Exchange Commission’s review of the disclosures contained in Astoria Financial Corporation’s (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2010 and Form 10-Q for the Quarterly Period Ended September 30, 2011. Due to the late date we actually received the Letter, we were unable to respond to the Letter within ten business days of December 23, 2011 as you had requested. We are currently reviewing the Staff’s comments and respectfully request an extension until March 5, 2012 to provide our final response. We do anticipate providing to you by February 13, 2012 a draft response for discussion purposes. We will contact you once our response has been filed to confirm receipt.

Additionally, please note that due to the delayed receipt of the Letter, it may not be possible for us to incorporate our responses to the Staff’s comments in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2011 that is currently in process and is nearing completion. However, in all future filings, beginning with the March 31, 2012 Form 10-Q, we will incorporate our responses to the Staff’s comments.

Mr. Michael R. Clampitt

February 8, 2012

Please contact the undersigned at (516) 327-7820 if you have any questions.

Sincerely,

/s/ Frank E. Fusco
Frank E. Fusco
Executive Vice President, Treasurer and Chief Financial Officer